STOREBOARD, INC.

Unaudited Financial Statements for The Years Ended December 31, 2017 and 2016

March 10, 2018



Storeboard, Inc.
28 South Main Street - 1st Floor
Rutland, Vermont 05701

CEO Certification of Financial Statements

To Whom It May Concern:

David S. Waller, Chief Executive Officer of Storeboard, Inc. (the "Company") hereby certifies that:

a) I have reviewed the financial statements and cash flow statement for the years ended December 31, 2016 and December 31, 2017 and to the best of my knowledge and belief:

i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b) To the best of my knowledge and belief, no transactions entered into by the Company during the year ended December 31, 2016 or December 31, 2017 are fraudulent, illegal or violative of the Company's code of conduct.

c) I accept responsibility for establishing and maintaining internal controls for financial reporting and I have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting. Deficiencies in the design or operation of such internal controls, if any, of which I am aware have been disclosed.

d) There has not been any significant change in internal control over financial reporting during the year under reference; ii) There has not been any significant change in accounting policies during the year requiring disclosure in the notes to the financial statements; and iii) I am not aware of any instance during the year of significant fraud with involvement therein of the management or any employee having a significant role in the Company's internal control system over financial reporting.

David S. Waller
_____
David S. Waller
Chief Executive Officer
Storeboard, Inc.
March 10, 2018

STOREBOARD, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$2,200.48	$136.54
Accounts Receivable	-	-
Inventory	-	-
Other Current Assets	-	-
TOTAL CURRENT ASSETS	2,200.48	136.54
NON-CURRENT ASSETS		
Software Development	-	-
TOTAL NON-CURRENT ASSETS	-	-
TOTAL ASSETS	**2,200.48**	**136.54**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	-	-
TOTAL CURRENT LIABILITIES	-	-
NON-CURRENT LIABILITIES		
Other non-current liabilities	-	-
TOTAL NON-CURRENT LIABILITIES	-	-
SHAREHOLDERS EQUITY		
Common Stock (100,000 shares issued and outstanding, $0.01 par value)	1,000.00	1,000.00
Additional paid up Capital	38,200.00	-
Retained Earnings (Deficit)	(36,999.52)	(863.46)
TOTAL SHAREHOLDERS EQUITY	2,200.48	136.54
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**2,200.48**	**136.54**

Unaudited - See accompanying notes

STOREBOARD, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Operating Income		
Sales	$1,100.85	-
Cost of Sales	-	-
Gross Profit	1,100.85	-
Operating Expenses		
Advertising and Promotion	64.08	-
Bank Service Charges	135.00	-
Computer-Hosting	6,187.16	863.46
Computer-Software	28,430.17	-
Professional Fees	2,420.50	-
Total operating expenses	37,236.91	863.46
Net income from Operations	**(36,136.06)**	**(863.46)**
Other Income (Expense)		
Interest Income	-	-
Interest Expense	-	-
Net Income before Provision for Income Tax	(36,136.06)	(863.46)
Provision for Income Tax	-	-
Net Income	**(36,136.06)**	**(863.46)**

STOREBOARD, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Cash Flow From Operating Activities		
Net Income (Loss) for The Period	$(36,136.06)	$(863.46)
Change in Payables	-	-
Change in Receivables	-	-
Change in Accrued Liabilities	-	-
Change in Tax Payable	-	-
Change in Inventory	-	-
Change in Deposits	-	-
	-	-
Net Cash Flow From Operating Activities	**(36,136.06)**	**(863.46)**
Cash Flow From Investing Activities		
Sale or Purchase of Software	-	-
Sale or Purchase of Software Equipment	-	-
Change in Patents	-	-
Change in Goodwill	-	-
Change in Accumulated Depreciation	-	-
Change in Accumulated Amortization	-	-
Net Cash Flow From Investing Activities	**-**	**-**
Cash Flow From Financing Activities	**-**	**-**
Change in Additional Paid up capital	38,200.00	-
Sale of Stock	-	1,000.00
Net Cash Flow From Financing Activities	38,200.00	1,000.00
Cash at Beginning of Period	136.54	-
Net Increase(Decrease) in Cash	2,063.94	136.54
Cash at End of Period	**$2,200.48**	**$136.54**

Unaudited - See accompanying notes

.

STOREBOARD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Storeboard, Inc. ("the Company") is a corporation formed under the laws of the State of Vermont. The Company derives revenue from advertising on its website, Storeboard.com. The company showcases business profiles and related media. The company plans to integrate its software with web mapping service such as Google Maps

The Company plans to conduct an equity crowdfund offering during the first quarter of 2018 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Operating Expenses

Operating expenses include server costs, software development, site maintenance costs, salaries, and other miscellaneous costs.

NOTE C - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States.

The Company recorded a net operating loss in 2016. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2016 will expire if unused after tax year 2036.

The Company recorded a net operating loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after tax year 2037.

The Company is subject to Corporate Tax in the State of Vermont. The Company's Vermont tax filings for tax year 2016, and 2017 will be subject to review by the State of Vermont until the expiration of the statutory period.

The Company is currently an S corporation. Accordingly, the operating losses for 2016, and 2017 will not be carried forward. The company intends to convert from an S corporation to a C corporation effective January 1, 2018.

NOTE D - CAPITAL RESOURCES

The Company's operations and development of its website, Storeboard.com, have been financed to date by the capital invested by its Founder, David Waller. The Company has no outstanding debt.

NOTE E - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 1, 2018, the date that the financial statements were available to be issued.